Form C

Cover Page

Name of issuer:

Raise Green, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 3/29/2018

Physical address of issuer:

444 SOMERVILLE AVE
Raise Green
SOMERVILLE MA 02143

Website of issuer:

www.raisegreen.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $100,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$75,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

6/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$94,346.80	$241,498.00
Cash & Cash Equivalents:	$68,896.92	$209,396.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$146,951.24	$937,387.00
Long-term Debt:	$716,030.70	$740,000.00
Revenues/Sales:	$162,182.37	$263,830.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00

Net Income:	($1,214,115.51)	($927,304.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Raise Green, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified

company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Franz Hochstrasser	CEO and Co-Founder, Chairman	Raise Green, Inc.	2018
Andy Rapkin	President	Remedios, LLC	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alison Silverstein	COO	2022
Franz Hochstrasser	CEO	2018
Jacqueline Logan	CIO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Matthew Moroney	3420000.0 Common Stock	41.7
Franz Hochstrasser	3580000.0 Common Stock	43.7

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the

voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Speculative
>
> The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT

WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Limited Operating History

The Company and its business are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2018, has a limited history of operations or earnings. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. Given the newness of the industry, the founding team does not have significant operating history in this sector. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Early-stage Product Development

Within this nascent industry, there can be no assurance that the Company will successfully develop products, attract customers and establish partnerships, among other areas, necessary to achieve its business plans and reach profitability in the short, medium or long term. The Company is engaged in a business that did not exist before Regulation Crowdfunding became effective in 2016. Consequently, our business model is relatively new and untested. To a large extent, we and our competitors are literally inventing the business model as we go. We have few if any examples of how to become profitable in the JOBS Act market, but as yet there is no proof that a successful model can be built.

Two Sided Marketplace

Unlike businesses with one product to sell into a market, the Company has two sides to develop. The Company must attract investors. Our business model relies on the Company bringing in investors and their investing in offerings on the platform. Investing online in risky offerings is new and represents a change in behavior and education. We are counting on the rapid growth of our investor base to meet revenue expectations. There is no guarantee that we will be able to grow our active investor base. The Company must attract projects and companies in the climate solution space that meet the Company 's requirements to launch on the platform for investment. Investment crowdfunding leans on the ability of the issuing company to bring in their community of loyal followers to invest in their offering. Consumer facing brands have natural followers and a public presence - it is baked into their business plan , while non consumer facing brands or projects may not. Many of the climate related projects and companies may not be consumer facing and thus may lean on the Company's investor base for successful raises.

Contractor risk

We, at times, may depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer and regulatory requirements and in a timely and cost-effective manner. Our suppliers may be unable to quickly

recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we, or issuing companies using our services, rely on only one or two contractors or suppliers for a particular component or service. The Company's ability to increase service offerings to our customers is, at times, highly dependent on suppliers and contractors ability and commitment to support requests we make of them. If they are not willing or able to respond, we could fall behind on delivering new services, or fall behind competitively which could negatively impact our competitive position and reputation, adversely affecting our business and results of operations. Certain third party providers, in particular our software provider, are critical to our business, and given the nature of their products and services, are not easily replaced. Some of these are start ups themselves which means they have higher risk to their business model and may not survive. Should a third party provider go out of business or pivot their business such that the service is no longer available, that could be highly problematic to our operations, and could cause serious disruptions to our business plan. When a Company has a service provider that is so critical to its business, the provider does have certain pricing power over its customers and could implement price increases that are difficult for the Company to renegotiate.

Reputational Risk

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. Damage to our reputation could negatively impact our business, financial condition and results of operations.

There is a risk that the offerings listed on the platform do not return the financial returns investors expect. While risks are clearly disclosed on a per investment basis, and the Company follows the regulatory limitations for individual investor's investment amounts, investors still may be disappointed for a variety of reasons. This could potentially negatively impact the reputation of the platform and thus investor interest in offerings.

Technology Risk

Our business is heavily reliant on technology and data. It has become standard for companies that rely on this to

experience attacks on information infrastructure where companies manage and store various proprietary information and sensitive/confidential data relating to operations. These can be sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack products or otherwise exploit any security vulnerabilities. Some attacks may be malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Customer Data Risk

The Company must gather, hold and transmit customer personally identifiable data. Much of this is maintained by third party providers but the Company also may maintain certain internal databases. The integrity and protection of that data is critical from multiple angles including but not limited to, reputational risk, regulatory, legal risk, and business risk. There is increasing focus and ever changing regulations by regulators globally to meet privacy and usage protocols. In this rapidly changing field, the Company cannot control actions or protocols of its third party providers. Should the Company experience significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems, this could result in fines, legal claims or proceedings. In order for the Company to execute its business plan, customers must feel their data is secure. Any breach related to customer data would impact investor confidence to provide data to open an account and execute transactions, among other things, which would negatively impact our ability to do business.

Intellectual property rights

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights protections may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on

nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Competition

There is the significant threat of both direct and indirect competition. Other companies are developing businesses that focus on using Regulation Crowdfunding for sustainable and impact investing, while another set offer financing solutions for clean energy projects and climate-related businesses. With the climate crisis worsening, the sustainable investing and Environmental, Social and Governance (ESG) space has big tailwinds and has become very popular. Most companies now feel they have to offer something in this space to compete. And investors can expect that competitors will continue to enter the space directly or make acquisitions in the space, and those competitors will include those with large resources behind them. Large financial institutions could enter this space as well. Not only do these potential competitors possibly have significant resources to build their presence but they may be able to pull from existing relationships in investment banking, private wealth, institutional investors, and asset management businesses to seed issuers and investors. The activity of these companies may lead to slower growth for the Company than expected. They may attract the Company's current customers - investors and issuers - leading to a loss of business and an inability to become profitable or raise additional capital.

Incumbent Competition

The Company is competing against incumbents in the Regulation Crowdfunding industry. There are multiple funding portals in existence and new ones likely to arrive in 2023 and beyond. To date the space is dominated by several platforms which serve a very broad issuer type and have a head start on developing their platforms. The Company may not be able to offer significant differentiation to its customers to compete with the incumbents. The incumbents have significantly more resources and revenue than the Company which will help

them build out their operational services or they may choose to acquire or develop a directly competitive offering to the Company – that may challenge its growth. Given this is a business that requires large transaction volumes, there may be a consolidation in the industry further empowering the larger platforms and reducing the likelihood the smaller competitors will survive.

Business Model

The Company expects to derive most of its revenue from fees earned from successful raises on the platform. This business model has not been broadly confirmed to be profitable. Scalability and capital efficiency, in part, will be an important part of our ability to become profitable – more offerings and more transactions by investors - enabling the growth of revenue while keeping costs down. We cannot be sure that our marketplace and internal processes will be able to meet this challenge. An overlay to interest in attracting issuers and investors is the general market condition for access to capital and investing. Currently, the market is very volatile in particular with the uncertainty around interest rates and inflation. As we are a growing community that derives revenue through transactions, we rely on the ongoing willingness of market participants to transact to grow our revenue. Uncertain markets may have disproportionate impacts on risky and illiquid assets such as private securities which the funding portal is registered to issue.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

New products and services

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected. As the Company seeks to become profitable, we may determine that steering the Company into other business lines is needed. That may include but is not limited to reducing the emphasis placed on the company's funding portal business, other aspects or services to compliment or

portal business, other aspects or services to compliment or accelerate the development, financing and deployment of climate solutions, or other business activities as the Company may see fit. The Company also could be required to or desire to take on new registrations, such as a broker-dealer or investment advisor, depending on the current or future business activities which would add additional compliance obligations, expenses, and risk. The Company will respond to emerging market conditions and opportunities as it sees best fit.

Investment is not a Diversified Investment

The Company is focused in the sustainable investment space which has gained significant momentum in recent years. However the current market and economic conditions and the regulatory focus on greenwashing and climate-related risk disclosure, all may take a toll on the attractiveness of the sector. The Company is a “non-diversified” investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a “diversified investment”.

General economic conditions

The success of the Company can be impacted by general economic conditions. Global crises and geopolitical events can dramatically impact the US economy, financial markets, and investor appetite for investing. Currently, the war in Ukraine, the inflationary conditions in the US and globally, and the Federal Reserve’s current policy to raise rates, add to the uncertainty for the US and global economy as well as financial markets. Economic conditions like these can have a significant effect on our business operations and revenue projections.

COVID-19

COVID-19 continues to have ripple effects in the US and global outlook. Additional variants of Covid continue to develop and not all populations have had full access to vaccines and treatments.   Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by infusions of Federal spending and historic actions by the Federal Reserve to provide liquidity, neither of which is likely to be sustainable in the long term. The Fed is currently seeking to unwind this support. There remains much uncertainty as to how ensuing measures taken by the Fed or governments in response to the Covid pandemic will impact the economy. The lingering effects of COVID-19 create uncertainty around our business model.

Force Majeure

Contracts the Company has with service providers to us and certain contracts we have in the performance of our duties as a funding portal may have a force majeure clause. In those cases, the provision relieves the parties from performing their contractual obligations when certain circumstances beyond their control arise, making performance inadvisable, commercially impracticable, illegal, or impossible. Should this occur, this could have a negative impact on the Company’s ability to carry out its business plan or meet certain expected returns. As a result of climate change, the threat of extreme weather events like tropical storms and flash floods is increasing. A natural disaster or another event beyond the

control of the Company could cause damage to the Company's equipment, team or customers and functionality that could disrupt operations of the employees or customers, or otherwise hinder the Company's ability to operate, succeed and become profitable.

Regulatory Compliance

The Company is subject to regulation by the Securities Exchange Commission and the Financial Industry Regulatory Authority. Despite best efforts, the Company may become subject to investigations on its compliance with regulations set forth by these organizations. Such investigations may incur costs and require staff time that may reduce resources available for growth. Investigations may lead to significant financial penalties that may threaten the viability of the Company. We are also subject to a wide range of federal, state, and local laws and regulations, such as licensing requirements, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower, and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations, or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to happen to the Company's founders, or key personnel, the future of the Company may be compromised. The Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such a person's absence. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate this personnel when needed or may make hiring mistakes. A tight labor supply adds to the challenges of hiring and cost management. If we can't attract qualified personnel or we make hiring mistakes, this could adversely affect our business, financial condition, and operating results. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Lack of Company Control

Investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Undercapitalization

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Litigation Risk

The Company is working with trusted and experienced partners, seeks to comply with all regulations to which it is subject, and seeks to handle its employees, customers and general public with respect and care. However, there is always a risk of litigation against the Company. The Company works in the investment and capital markets industry – and particularly is focused on retail investors where both regulators and legal frameworks seek to protect. Even potential lawsuits can harm the Company reputationally and financially, usurp time, and impact the business projections. Specifically related to this Offering of SAFEs, we are relying on an exemption from the Securities Laws the Securities Act of 1933 under Regulation CF. We have relied on the advice of counsel and believe we qualify for this exemption. If we did not qualify, we could be subject to penalties imposed by the Federal government, State regulators and lawsuits from investors.

Legal Interpretation, changes to laws and regulations

Many US securities laws date back to the first half of the 20th century, and it is challenging to determine how these laws apply to the 2020's in the age of on-line investing and the internet, whereas Regulation Crowdfunding, which was authorized by the JOBS Act of 2012, is relatively new, is still in the process of being developed and subject to changes, new guidance, and misinterpretation. Congress is actively reviewing Regulation CF currently, and we anticipate the possibility of modifications, potentially in the near term. All this to say, that the business must work within the regulation, and there is room for uncertainty.

Financial Controls for Small Companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits. The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

SPV Structure and Lead Investor

SPV Structure and Lead Investor

Use of the SPV structure in Regulation CF offerings as a co-issuer to simplify an issuers cap table and provide a coordinated point of contact for both company and investors, was only recently approved in March 2021. As with any new regulations, the market can take some time to fully understand all aspects of the new rule, and thus introduces some uncertainty to the structure. Everything is managed by the owner of the SPV, which is WeFunder Admin LLC, so if an individual investor does have concerns, they must bring them to the manager of the SPV to work with the company on their behalf. The Lead Investor plays an important role in certain voting decisions and paperwork on behalf of the crowdfund investors in the SPV. There is always a risk that the Lead Investor makes a decision that an Investor may consider not to be optimal.

Equity securities acquired upon conversion of the SAFES may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interest in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) would be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Valuation Risk

There is no present market for the SAFEs and the Company has set the price based on its previous investments and knowledge of the market, its market position, and its competitive advantage at the time of the Offering. The Offering price was not established by a third-party in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly, creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs. If you couple this with rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that demand is reduced and that customers may pull back from purchases.

No Public Market; Transfer and Sales Limitations

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests. Investors should assume their investment is illiquid and no public market will be available. No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome. Additionally, during the first year after issuance of the SAFEs, or if the securities are converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

The Offering

Rolling Closes, Closing Early, and Allocations

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to close the Offering early or execute a Rolling Close. A Rolling Close allows the Company to close on investment commitments and draw down proceeds from those investment commitments

draw down proceeds from those investment commitments during the relevant period and continue on with the Offering to collect additional investment. If the Company chooses to continue their Offering afterward, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early-stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access. If the Company chooses to close the Offering early i.e. before its originally publicized Close Date if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering. The Company will select the final investor list - there is no guarantee that an investor who places a commitment and pays for the purchase, will ultimately be included in the final investor list, particularly in the situation of more investment commitments than the maximum goal of the Company.

Green Investment, ESG, Impact and other Labels

The Company's focus is in clean energy and climate solutions-focused companies and drawing investors that are not only interested in a financial return but also the social and/or environmental impact benefits. Labels such as "green", "Environmental, Social and Governance" or "ESG", or "Impact" are not singularly defined. There is no one standard to determine what equates to a benefit – and how to measure benefits; the quality of data remains inconsistent and is still in its early stages of development. What might be a benefit or valuable impact to one person may not be to another. At this time, the Company has not created its own peer-reviewed tracking mechanism to measure the impact benefits and may rely on third-party metrics, methodologies or generalized information to provide estimates of impact which themselves may be incomplete or inaccurate. The Company does not guarantee that by listing an offering on its platform for investment that the issuing company will follow through and create the benefits that they disclosed at time of investment. All this uncertainty is an inherent risk for reputational, regulatory, or potentially legal risk for the Company.

SAFE Risks
Long term hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to find a willing buyer to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Voting Rights

The SAFE holder has no rights to vote and even upon

conversion of the SAFE into equity interests, the holder will essentially never be able to vote individually upon any matters of the Company, except as required by law. You will have very limited or no ability to influence or control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders, Directors or Officers, or beneficial owners of the Company may have such rights. Regulation CF requires only the provision of an annual report (the Form C-AR) and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could mean that Investors have less information with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you may be ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you may have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – this may result in Investors not receiving your investment back or realizing any profit on your investment.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Risks Related to Minority Ownership Factors

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors.

Risks Related to Certain Corporate Actions

Additional issuances of securities

The Company may issue additional securities of the same, or

different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

Company repurchases of securities

Any repurchase of securities potentially reduces the Company's available funds to support its business. Repurchases of Securities issued in this offering may be at a lesser value than they were purchased for. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

A sale of the Company or of assets of the Company

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. A sale of assets may decrease the valuation of the Company, reducing the value of the SAFEs. SAFE holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value or result an issuance of securities with greater rights than Securities in this offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition

convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities for a prolonged period of time or even in perpetuity. If the SAFE converts, the Lead Investor on behalf of all Investors in the SPV will be required to sign whatever documents the new investors sign as part of the equity financing.

Should the SAFE convert to an ownership position in the Company, before dividends are paid to an equity holder, the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As an equity owner with no voting rights, investors will have no ability to influence the payment of dividends. As a SAFE holder, you may have the right to any dividends, as described in the SAFE.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$75,000**

Use of Proceeds:

30% Marketing – These resources will be focused on expanding the Raise Green investor base to ensure that investors who want to invest in a green future know where to find and invest in the companies that are working to drive change. This may include paid digital advertising, PR, events and other outreach

25% Technology Development – These funds will be used to improve the investor user experience and the issuer onboarding experience. Through improved technology we can scale more effectively and efficiently on both sides of the marketplace

20% Strategic Hires – Our team is growing! We have several strategic hires planned in 2023 and 2024 to continue to grow our capacity and responsiveness

20% Admin – A small percentage of the proceeds will go toward keeping our engine running as we

will go toward keeping our engine running as we drive towards our goal to be revenue positive by Q3

5% Wefunder intermediary fee

If we raise: **$124,000**

Use of Proceeds: 30% Marketing – These resources will be focused on expanding the Raise Green investor base to ensure that investors who want to invest in a green future know where to find and invest in the companies that are working to drive change. This may include paid digital advertising, PR, events and other outreach

30% Technology Development – These funds will be used to improve the investor user experience and the issuer onboarding experience. Through improved technology we can scale more effectively and efficiently on both sides of the marketplace. Hitting the company's Maximum Offering Amount will enable the company to spend greater resources on scaling technology.

20% Strategic Hires – Our team is growing! We have several strategic hires planned in 2023 and 2024 to continue to grow our capacity and responsiveness

15% Admin – A small percentage of the proceeds will go toward keeping our engine running as we drive towards our goal to be revenue positive by Q3

5% Wefunder intermediary fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments

in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the

time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),
which provides Investors the right to **preferred stock** in the Company ("**Preferred Stock**"),
when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **preferred stock**,
Investors will receive a number of shares of preferred stock calculated using the method that results in the greater number of **preferred stock**:

i. the total value of the Investor's investment, divided by
a. the price of **preferred stock** issued to new Investors multiplied by
b. the **discount rate** (80%), or
ii. if the valuation for the company is more than **$8,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
a. the Valuation Cap divided by
b. the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **preferred stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
2. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Stock.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect. For the investor or its proxy to be able to vote on Company business, both the SPV and the SAFE security must have voting rights.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the
power to act alone and with full power of substitution, on

power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor (“Replacement Lead Investor”) takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same “Post-Money Valuation Cap” and “Discount Rate” as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. “Majority-in-interest” refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor’s investment if the reason for the reduction is that the Company’s offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15000000	8199000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,801,000

Describe any other rights:

The Company has not yet authorized preferred stock, which investors in this offering would receive if the SAFE converts. Preferred stock has liquidation preferences over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings

(including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity

compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our

business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if

any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Matthew Moroney
Issue date	05/16/20
Amount	$50,000.00
Outstanding principal plus interest	$51,930.00 as of 01/04/23
Interest rate	1.93% per annum
Maturity date	12/31/25
Current with payments	Yes

Current with payments	Yes

Promissory Note

Convertible Note

Issue date	04/13/21
Amount	$100,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$5,000,000.00
Maturity date	04/13/24

Techstars + ABN Amro Future of Finance Accelerator made this investment on a pre-money valuation cap. Other than the Convertible Notes led by Raramuri Partners, LLC, all other investments under SAFEs were made on a post-money valuation cap.

Convertible Note

Issue date	05/25/21
Amount	$500,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$5,000,000.00
Maturity date	06/20/23

Raramuri Partners, LLC led this investment on a pre-money valuation cap. Other than the Convertible Note issued to Techstars + ABN Amro Future of Finance Accelerator, all other investments under SAFEs were made on a post-money valuation cap.

Note matures either (i) if the company has achieved the Extension Milestones (defined below), April 28, 2025 or (ii) if the Company has not achieved the Extension Milestones, June 20, 2023. The Company hereby covenants and agrees with each of the holders of these Notes that it shall undertake reasonable best efforts to reasonable best efforts to (i) re-allocate the Common Stock held by members of the Company's management team; (ii) effectuate the Omnibus Amendment No. 1 to SAFEs; and (iii) the Company's sale and issuance of simple agreements for future equity for aggregate proceeds of at least $1,000,000 on or after the date hereof, including at least $440,000 from holders of Existing SAFEs (collectively, the "Extension Milestones"). Raise Green will provide additional details on this financing and share reallocation prior to closing on this Reg CF offering.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2021	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
5/2021	Regulation D, Rule 506(b)	Convertible Equity	$20,000	General operations
5/2021	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
1/2023	Regulation D,	SAFE	$1,779,372	General

Rule 506(b) operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Matthew Moroney
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	05/16/20
Outstanding principal plus interest	$51,930.00 as of 01/04/23
Interest rate	1.93% per annum
Maturity date	12/31/25
Current with payments	Yes
Relationship	Co-Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Raise Green, Inc. was incorporated on March 28, 2018 in the State of Delaware. On July 30, 2019, the Company was approved for FINRA Membership, and officially became a funding portal to issue securities under Regulation Crowdfunding (Reg CF). In July 2020, the Company began its revenue-producing activities with the launch of its first offering under Reg CF.

Reg CF is a relatively new regulation, becoming effective in 2016, and specifically designed to enhance the growth of jobs and open up access to capital and investment to accredited and non accredited investors. The rule was adopted in response to Title III of the JOBS Act. Reg CF uniquely met the mission of Raise Green - to accelerate the transition to clean energy by democratizing access to capital and investment.

As a regulated entity, our funding portal is permitted to be compensated by the companies that raise funds on our platform. We have 2 main fees – a success fee which is a cash fee typically 7% of the raised funds but may range from 1.5% up to 9%; we also can receive securities compensation in the form of securities of the same class and type as being offered by the issuer. We selectively have taken securities stakes from 1% to 2%, but are permitted to be as high as 9%. To simplify costs for issuers and cover expenses, starting in 2022, we charged issuers a flat fee to prepare their listing, and starting in 2023, for transaction processing fees. Additionally, should an issuer with a live offering need to file an amendment, we charge an additional $1,000. The Company may also receive revenues from services, which in the past have included consulting and financial modeling, and in the future may include sale of clean energy projects, premium services and membership. The Company also has proprietary business automation software for which it has received interest from other companies to license and it may do so to generate revenue in the future.

Milestones

Raise Green, Inc. was incorporated in the State of Delaware in March 2018 and launched its first offering in July 2020.

Since then, we have achieved:

- Over $6M capital raised for climate solutions through the marketplace

- 26 securities offerings

- ~$500,000 Total Revenue to date

- 10X YOY Platform Revenue growth from 2020 to 2021

- 2X YOY Platform Revenue growth from 2021 to 2022*

- Awarded 2022 Impacting Investing Platform of the Year by Environmental Finance

- $2.7M raised from private & VC investment, by Techstars ABNAmro Future of Finance & angel investors

- Proprietary business automation software that won the IDC Future of Digital Innovation Award in 2021

- 21,000 members

- ~3000 Investor Accounts

- 4.2X YOY growth in investors from 2021 to 2022

- 3.5 : 1 Lifetime Value to Customer Acquisition Cost Ratio (LTV to CAC)

- $205M offering Pipeline of with more than 10x growth over YOY including ~$10M already signed contracts with issuers

- 95% of offerings have hit their target amount (vs. 68% industry average)

- >50% of our offerings have been led by black, minority &/or women executives

- ~52,000 Tons of Carbon Pollution Reduced**

- ~88 jobs created (direct, indirect or induced jobs)***

All numbers are internal calculations as of April 2023.

*Note: 2022 financials are not reviewed
**Source: Tons CO2/$- estimates calculated in house using AskSustainable methodology. As of 4/26/23.
***Source: Science Direct for jobs multiplier. As of 4/26/23.

Historical Results of Operations

The Company was incorporated in 2018, launched its first offering in 2020, and listed 26 offerings as of April 2023. Total revenue to date is just under $500,000 as of April 26, 2023.

Revenues & Gross Margin. For the period ended December 31, 2022, the Company had revenues of $162,182.37 compared to the year For the period ended December 31, 2021, the Company had revenues of $263,830 and compared to the year ended December 31, 2020, when the Company had revenues of $13,550.

The increase in total revenues in the year ended December 31, 2021 as compared to the same period in 2020 is primarily due to the following:
- Increase in Reg CF platform fees of $99,928 (a combination of cash and securities), due primarily to higher average amounts raised by issuers in Reg CF offerings. We believe the increase in the amounts was partially driven by the increase in Regulation CF's cap to $5 million instituted in May 2021.
- Increase in consulting revenue of $150,352, due to more consulting contracts for clean energy project finance modeling and services, software product development, and climate finance research and support.

The decrease in total revenues in the year ended December 31, 2022 as compared to the same period in 2021 is primarily due to the following:
- The Company derived all of its $197,960 in 2022 revenues from its Reg CF platform fees.
- The Company ceased consulting to focus on its core business of making inclusive impact investing and capital formation for climate solutions open and accessible and was able to more than double its platform revenues from the prior year.

Assets. As of December 31, 2022, the Company had total assets of $94,347, including $68,897 in cash. As of December 31, 2021, the Company had total assets of $241,498, including $209,396 in cash. As of December 31, 2020, the Company had $6,461 in total assets, including $5,195 in cash.

Net Loss. The Company has had net losses of $1,214,116, $927,304 and $506,554 for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively.

Liabilities. The Company's liabilities totaled $862,879 for the fiscal year ended December 31, 2022, $1,677,387 for the fiscal year ended December 31, 2021 and $515,046 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

Runway & Short/Mid-Term Expenses

Raise Green, Inc. cash in hand is $134,799.80, as of January 24, 2023. Over the last twelve months, revenues have averaged roughly $11,920/month, and operational expenses have averaged $98,074/month, for an average burn rate of $86,154 per month.

Raise Green towards the end of 2022 made certain adjustments toward capital efficiency to reduce our burn rate going into 2023; have cut our burn rate by 50% in aggregate over the last two quarters since Q3 2022. We were able to trim expenditures, leveraging the efficiencies achieved during 2022. While Raise Green continued to have exciting growth, 2022 was a challenging year generally in the financial markets and geopolitically. Inflation, pullback in capital markets, interest rate hikes, unprovoked Russian invasion, supply chain disruptions, and worsening climate impacts to name just a few. While the investment crowdfunding sector continued its foothold as a tool for financing, the Regulation Crowdfunding industry after growing by 683% from over the 4 years from 2018 to 2021, the industry growth rate from 2021 to 2022 was largely flat (Kingscrowd). Q1 2023 has continued to be a

challenging market for the overall industry flat for number of deals and the lowest amount of capital raised since Q4 2020 (Crowdfund Capital Advisors). Raise Green similarly experienced a slow down in capital raised on the platform in Q1 but this has been counterbalanced with a significant growth in our pipeline of potential offerings on the platform. We believe that some of this has been attributed to the slow down in VC investment (Crowdfund Capital Advisors), making Crowdfunding a potential avenue.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity

The Company was organized as a Delaware C-Corporation on March 28, 2018, became a funding portal in July 2019, and launched its first offering in July 2020. We have completed 26 securities offerings, raised over $6mil for climate solution companies, built a community of 21,000 members and close to 3,000 investor accounts, and have a pipeline of potential offerings totalling $205mil. We have a fully built out marketplace to service Reg CF offerings. We have had gross revenue of $198,000 for 2022 (non-reviewed financials) through December 31, 2022 and total revenue of just under $500,000 to date. The Company has raised ~$2.7M in total capitalization to date, and has leveraged that into more than $6.2M of gross transaction volume. This 2.3 to 1 leverage ratio for funds invested into the Company to funds into climate solution companies, we believe is just the beginning.

To-date, the company has been financed with $50,000 in debt, $20,000 in equity, $600,000 in convertibles, and $2,079,371.93 in SAFEs. From 2019-2021 the company also won numerous prizes and non-dilutive grant awards including the Aetna Prize for Health Equity Innovation from Startup Yale, the Tsai Center for Innovative Thinking at Yale Summer Fellowship, CTNext's Entrepreneurship Innovation Award, Yale Environmental Sustainability Summit Pitch Competition, Re-SET Social Enterprise Trust Venture Showcase Winner and Audience Choice Award, which helped fund the company's startup activities.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We are simultaneously raising under a Reg D exemption and anticipate bringing in additional sources of capital in addition to revenue during and after this Offering to supplement the Company's liquidity and capital resources.

We will require additional financing in excess of the minimum target offering amount proceeds from the Offering in order to perform operations in both the near term and over the lifetime of the Company. The Company is anticipating closing a new Reg D financing round on the same terms as are offered through the crowdfunding raise in early May. With this anticipated financing and after the conclusion of this Offering, should we hit our minimum funding target, the company anticipates needing to raise additional capital within 18 months to continue its current growth trajectory and maintain and expand its operations. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the

complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Capital Resources

Potential Revenue: Raise Green has roughly $10M in signed contracts to list projects and companies on its marketplace and we believe is poised to capture the growing momentum for climate investing. We expect that our listing fees, success fees and transaction fees, as well as any securities stakes and other revenue streams generated should enable the Company to realize more than $300k in revenue over the next 3-6 months from those contracts (estimated based on historical information), and potentially other revenue as discussed elsewhere. The Company intends to spend roughly $70 per month, depending on capital raised, in expenses over the next 6-12 months as it increases revenue and grows the community. Raise Green is not currently generating more revenue than expenses, however, it has plans and contracts that aim toward the potential to breakeven as soon as Q4 2023.

Potential Capital Raise: The Company has raised capital from previous rounds of private investment and is currently generating revenue. The Company intends to cover short-term burn throughout the campaign by generating revenue, adding supplemental fundraising commitments from its Reg D offering, and continuing to draw on available cash reserves. The Company is also engaged in various application processes for non-dilutive grant or loan opportunities and is hopeful that it can secure additional funding from these sources.

Changes and Trends

Changes

Platform revenues roughly doubled in the year ended December 31, 2022 as compared to the same period in 2021, which is primarily due to the following:

- Increase in Reg CF platform fees due primarily to a higher volume of offerings listed and higher average amounts raised per offering. We believe the increase was partially driven by the following:
   - A restructuring of our fee structure to drive revenue growth
   - Increase in Company pipeline of potential offerings/projects grew by more than 10x Year over year from this time last year, and is now in April 2023 at $205M, with ~$10M already signed contracts.
   - Greater efficiency in our sales and onboarding process for issuing companies to ~3x more efficient;
   - Greater efficiency and flexibility by integrating new software to manage the marketplace operational activities.
   - Established key channel partnerships with industry-leading renewable energy companies, green financial services,

and accelerators and incubators; and

- Increased brand awareness through the 2022 Impact Investing Platform of the Year from Environmental Finance and other recognitions, supporting our building of a category-defining brand with a first-mover competitive advantage.

- The Company did not perform consulting services in 2022 and instead focused on scaling its core business of Reg CF offerings for impactful clean energy projects and climate solution companies.

We are operating in a relatively new industry of Regulation Crowdfunding and financing climate solutions and there is a level of uncertainty about how fast the volume of activity will increase on our marketplace. We are also in the climatetech, climate finance, impact investing and Environmental Social and Governance (ESG) industry which is evolving rapidly from a market size and opportunity, shifting consumer behavior, and evolving social and environmental perspectives. These fundamental trends are discussed below and may impact how future regulatory requirements may change the landscape of our industry. As a result, we continue to explore and innovate which can lead to and introduce new products or services for our current revenue mix as well as continuing to improve our current services such as providing liquidity for our investors and issuers.

Fundamental Trends

We all have an opportunity to take action to build a more healthy, just and sustainable world over the next 3-6 months and beyond – if we work together, invest together, and grow the economy from the grassroots up.

For nearly the past hundred years (since the Securities Act of 1933 and Securities and Exchange Act of 1934), nine out of ten Americans have been left out of sometimes lucrative opportunities to invest in private companies and local small businesses (DQYDJ) – but that changed a few years ago with regulators allowing for community financing.

Americans have an estimated $5Trillion in bank deposits like checking and savings accounts collecting little to no interest (Bloomberg).

Now, we're seeing increasing numbers of Americans already putting that money to work by investing as little as $100 into startups and small businesses, and specifically into local clean energy projects and climate companies on Raise Green's Reg CF Funding Portal. This lets them have the potential to make a financial return on their investments while they help reduce carbon pollution and strengthen community resilience.

- We expect that 2023 will be the best year yet for climate investing.

- 85% of American individual investors, including 99% of Millennials, want more sustainable investing opportunities, according to research by Morgan Stanley.

- We are also in the midst of the largest intergenerational wealth transfer ever. More than $24T of net-worth is transfering from aging populations by the end of 2030 according to Deloitte. And that's just the beginning.

Last year the US government passed landmark legislation that will make the largest investment into clean energy and climate solutions in US history. The Inflation Reduction Act (IRA) is estimated to invest $374Billion from the US federal government into climate programs according to the Congressional Budget Office (Bloomberg), which is estimated to catalyze an estimated $1.7Trillion in climate investments over the next 10 years (Credit Suisse).

- The tax credits alone from the IRA are expected to reduce the costs of climate technologies by about 40% on average according to Climatetech VC, potentially making the projects and companies that Raise Green lists on its marketplace considerably more profitable and likely to succeed.

With the bulk of the clean energy investment from the government starting in 2023, we believe that we are at the beginning of a new era of American innovation, competitiveness and ingenuity. An era that will lower consumer costs and spread prosperity through investments in clean energy technology, manufacturing, innovative projects and climate companies that drive the global clean energy economy forward.

- Four out of five investment advisors have said their clients want more sustainable investing opportunities, and 69% of retail investors plan to actively increase their environmental, social and governance (ESG) investments.

- In its growth to $53 trillion, the global market for ESG is on track to represent more than a third of total assets under management by 2025, according to Bloomberg.

- Meanwhile the US Securities and Exchange Commission is expected to issue a final rule on climate-related risk disclosures in 2023 that will crack-down on greenwashing from corporations by standardizing climate-related disclosures for investors as part of a growing awareness of the importance of environmental, social and governance (ESG) issues (Reuters).

Despite temporary headwinds in capital markets and retail investing caused in part by the collapse of Silicon Valley Bank and resulting tightening of credit markets and Venture Capital, we expect the macro-trends of explosive growth in climatetech and clean energy project finance growth to continue.

This new era can be one of inclusive capitalism if we choose that future. Raise Green exists to ensure that the overall benefits of climate, clean energy, and related investments have the opportunity to flow to nearly everyone who wants to seize this historic opportunity. More than half of the investments on Raise Green have gone to companies with black, women or minority founders, about 10x the normal venture capital rate (Bloomberg/VentureBeat) and by opening up access to capital and climate investing for just about all, we can continue to prioritize communities that are marginalized, overburdened by pollution, and underserved by infrastructure and other basic services.

- Investment Crowdfunding in the US is already nearly at $1B per year, and other than 2022, has doubled every year since 2019. The Reg CF market is projected to reach $2B in 2025.

- But capital is only part of the challenge, sufficient investable projects must exist in order to get the requisite clean energy technologies built.

- Most current renewable energy and sustainable infrastructure projects rely on 'legacy' approaches to capital formation, which have supported clean energy to date but remain slow, expensive, exclusive, and overly rigid (Department of Energy).

- Individual investors at the household level, representing $108T of U.S. household net worth, have been largely excluded from accessing these private and value-aligned investment opportunities. This exclusion leads to higher financing and transaction costs as well as greater uncertainty for project developers, resulting in slower deployment of renewable technologies in our experience.

We believe at Raise Green that it will take all of us to collectively transition to a clean energy and climate-resilient future that we all can benefit from. Historically, investments in Raise Green projects have on average led to an estimated 1129 lbs of reductions in carbon pollution (CO_2e) per $100 invested, based on internal calculations using third-party methodology (AskSustainable). In total, these investments have led to nearly an estimated 114 million pounds (52,000 Tons) of carbon pollution reduced since 2020, or the equivalent of taking roughly 12,000 passenger cars off the road (EPA).

We believe that Raise Green has led the way on advancing market transformation by championing inclusive climate solutions and verifiable impact investment with an ESG focus since 2018. This leadership has included the Co-founders executing the smallest known tax equity partnership flip in US history as a replicable model for other community-based organizations – which now with the IRA are further incentivized by direct pay of the investment tax credit in the IRA; Raise Green facilitated issuance the first Green Bond certified Reg CF offering; and has provided thought-leadership and commentary on important legislative and regulatory developments advancing an inclusive approach to climate and clean energy finance. Raise Green has pushed forward the rhetoric and ambition of climate action, and moved along other much larger institutions in the industry as evidenced by our work with the Department of Energy Community Power Accelerator, Clean Fight, Techstars, Greentown Labs and NYSERDA. All of these factors add to our category-defining brand and first mover advantage.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Franz Hochstrasser, certify that:

(1) the financial statements of Raise Green, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Raise Green, Inc. included in this Form reflects accurately the information reported on the tax return for Raise Green, Inc. filed for the most recently completed fiscal year.

Franz Hochstrasser
CEO and Co-Founder, Chairman

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

  A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

  B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

  C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any

such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Investment Credit Perk. For investors receiving the "credit towards a future investment" Perk, this is processed as a rebate where after the investor has paid for their investment, they will receive a rebate back.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder

Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

www.raisegreen.com

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Raise Green 8M 20%

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Alison Silverstein
- Andy Rapkin
- Franz Hochstrasser
- Jacqueline Logan

Appendix E: Supporting Documents

Signatures

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Raise Green 8M 20%

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Alison Silverstein
- Andy Rapkin
- Franz Hochstrasser
- Jacqueline Logan

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Raise Green, Inc.

By

Franz Hochstrasser

CEO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Andrew Rapkin

Director
5/1/2023

Franz Hochstrasser

CEO and Co-Founder
5/1/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.